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                                                                       Exhibit B

CONTACT:
Chris A. Rallis                              Robert F. Amundsen, Jr.
President and Chief Operating Officer        Chief Financial Officer
Triangle Pharmaceuticals, Inc.               Triangle Pharmaceuticals, Inc.
(919) 493-5980                               (919) 493-5980
www.tripharm.com                             www.tripharm.com
----------------                             ----------------

FOR IMMEDIATE RELEASE:
----------------------

           TRIANGLE PHARMACEUTICALS, INC. ANNOUNCES REACQUISITION OF
                    PRODUCT RIGHTS FROM ABBOTT LABORATORIES

            MUTUAL DECISION TO BENEFIT R&D EFFORTS OF BOTH COMPANIES

DURHAM, NORTH CAROLINA, JULY 30, 2002 - Triangle Pharmaceuticals, Inc. (Nasdaq:
VIRS) today announced that it has reacquired from Abbott Laboratories full product rights, including rights to all profits, for four drug candidates in clinical development, including Coviracil(R) (emtricitabine) for HIV.

"We have moved aggressively to reacquire full rights to our products not only because of our enthusiasm for the compounds but also because we believe this is a win-win outcome for Triangle and Abbott," said Chris Rallis, President and Chief Operating Officer of Triangle. "For Triangle, we believe that the reacquisition of the rights to Coviracil, amdoxovir and clevudine, all currently in clinical development, allows us to maximize the potential return on investment for the portfolio."

"The agreement with Triangle to end our alliance will enable Abbott to focus exclusively on our core areas of expertise and scientific success in HIV and hepatitis C research, which will include the delivery of a third-generation, breakthrough protease inhibitor and the discovery and development of effective therapies for hepatitis C, a disease with a high co-morbidity with HIV," said John Leonard, Vice President of Global Pharmaceutical Development of Abbott Laboratories.

Triangle and Abbott entered into a series of collaborative agreements in 1999 related to the development and commercialization of Triangle's products, including a profit-sharing arrangement whereby each company would receive roughly half of the profits from the sales of these products. Significant terms related to the reacquisition of rights include the following:

- Triangle reacquired all worldwide rights, which include the rights to all profits from the sale of its drug candidates, including Coviracil for the treatment of HIV and hepatitis B, amdoxovir for the treatment of HIV, and clevudine for the treatment of hepatitis B.

- Triangle will no longer be required to provide Abbott a right of first discussion on all future compounds which Triangle develops.

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-    Triangle will have access to two unsecured lines of credit totaling $42.5 million, subject to certain terms and conditions. Upon approval of Coviracil for the treatment of HIV in the United States, Abbott will make available to Triangle an unsecured line of credit of $30 million. Upon approval of Coviracil for the treatment of HIV in Europe, Abbott will make available to Triangle an unsecured line of credit of $12.5 million. The available lines of credit may be reduced by certain types of non-dilutive financing Triangle may receive from other parties.

- Under a new manufacturing and supply agreement, Abbott will manufacture initial launch quantities of Coviracil, expected to be sufficient for approximately the first year's sales, and will supply additional material through July 31, 2005, at Triangle's request. Abbott will also provide resources as needed to transfer the manufacturing process for Coviracil to a third-party manufacturer.

- In exchange for the above rights, Triangle will forego rights to all remaining milestone payments and the right to co-promote Abbott's HIV product, Kaletra(R), in the United States.

- Abbott will also receive a 1% royalty on the first $200 million of cumulative sales of Coviracil for the treatment of HIV.

- Abbott's representative on Triangle's Board of Directors will resign and Abbott's right to purchase additional Triangle shares will terminate.

"Triangle's reacquisition of these product rights allows us to optimally move our antiviral development programs forward," said Rallis. "Our four drug candidates in active clinical development - Coviracil for HIV, Coviracil for hepatitis B, amdoxovir and clevudine - represent the cornerstone of a bright future for Triangle. All four programs continue to show encouraging clinical progress."

A conference call to discuss the information contained in this press release will be held on Wednesday, July 31, 2002 at 11:00 a.m. EDT. Interested parties in the U.S. may join the call toll free by dialing 1-877-679-9049. International callers may join the call by dialing 1-952-556-2803. The call will be Webcast on the Triangle Pharmaceuticals website at www.tripharm.com and archived for replay on our site for one week after the call.

Triangle Pharmaceuticals, Inc. is a specialty pharmaceutical company engaged in the development of new antiviral drug candidates, with a particular focus on therapies for the human immunodeficiency virus (HIV) and the hepatitis B virus. Triangle's proprietary drug candidates under development for HIV and/or hepatitis include Coviracil(R) (emtricitabine), amdoxovir (formerly DAPD), and clevudine (formerly L-FMAU). Triangle is also developing immunotherapies for hepatitis B in collaboration with Dynavax Technologies Corporation (Dynavax) utilizing Dynavax' immunostimulatory sequence (ISS) technology. More information about Triangle's portfolio, management and product development strategy is available on Triangle's website.

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Statements in this press release that are not historical facts are forward-looking statements and are subject to numerous risks and uncertainties, including the risk that we may not be able to obtain adequate funding or support to optimally progress our development programs. Moreover, future events or changes in our drug development strategies may impact the timing and degree of actual spending. Additionally, other risks include the fact that clinical trials for our drug candidates may not proceed as planned and regulatory submissions for those drug candidates may be delayed, the Company may be unable to successfully complete pivotal clinical trials or its trials could be halted or terminated by regulatory authorities, its regulatory submissions may be delayed, its inability to commercialize amdoxovir and ISS-based therapies due to patent rights held by third parties, its ability to obtain additional funding (including the ability to access the Abbott lines of credit), its ability to obtain patent protection and required regulatory approvals for its drug candidates, the development of competitive products by others, the cost of coactive therapy and the extent to which coactive therapy achieves market acceptance, the Company's success in identifying new drug candidates, acquiring rights to the candidates on favorable terms and developing any candidates to which the Company acquires any rights, and that the Company's collaborations with third parties may not prove successful. These and other risks are discussed in detail from time to time in the Company's filings with the Securities and Exchange Commission. As a result of these and other risks and uncertainties, actual results may differ materially from those predicted in this press release. The Company disclaims any obligations to update any forward-looking statements in this press release.